Exhibit 99.1

Virgin Atlantic and Points.com Give Flying Club Members More Liberty with Their Miles

Program improvements allows members to share miles with friends and family

TORONTO (July 11, 2011) – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner and operator of the world’s leading loyalty reward program management platform, www.Points.com, and the Virgin Atlantic Flying Club loyalty programme today announced that they have added sharing functionality to their already flexible Buy Miles program.

Now, Flying Club members will experience an easy to use online transaction allowing their miles to be transferred between accounts on www.virgin-atlantic.com. Flying Club members will continue to have the option to buy miles for themselves or gift miles to other members via the miles purchase platform run by Points.com.

“Virgin Atlantic’s reputation as one of the most innovative airlines in the sky is well deserved, and we are pleased to continue to expand our relationship with such an impressive program,” said Rob MacLean, CEO of Points International. “The transfer product offers more flexibility for members, giving them the opportunity to share their Flying Club miles quickly and seamlessly.”

Alan Lias, Head of Loyalty and Business Development at Virgin Atlantic adds, “Flying Club members expect a top-quality experience when they fly with Virgin Atlantic and that extends from booking the travel to the trip itself to enjoying their hard-earned loyalty rewards,” “Points.com gives us additional means to distribute rewards while making them more valuable and easier to use for Flying Club members.”

Points.com will take a lead role in the integration of the transfer functionality to the Virgin Atlantic Flying Club program. Virgin Atlantic began its partnership with Points.com in 2006, and in addition to the Buy-Gift Miles program, also operates the Virgin Online Shopping Program, where Flying Club members can earn miles when making purchases with partner companies, using Points.com technology.

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter, @pointsadvisor or like us on Facebook (www.points.com/facebook).

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, US Airways Dividend Miles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, visit www.pointsinternational.com.

About Virgin Atlantic

Virgin Atlantic flies to 30 destinations worldwide including New York, Boston, Washington DC, Miami, San Francisco & Los Angeles, Delhi, Shanghai, Tokyo, Dubai, Lagos and Nairobi as well as many Caribbean destinations.

For more information contact:

Investor relations:
Andrew Greenebaum/ Laura Foster
Addo Communications
T. 310-829-5400; E. andrewg@addocommunications.com; LauraF@addocommunications.com

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. points@allisonpr.com

Business enquiries:
Martin Tongue
Senior Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com

Virgin Atlantic
Anna Catchpole
Press Office
01293 747373
anna.catchpole@fly.virgin.com